March 3, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Variable Series I (File No. 811-04257)
Registration Statement on Form N-14
(File No. 333-171876)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of March 4, 2011 or as soon thereafter as practicable.

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Sincerely,

DWS VARIABLE SERIES I By: /s/ John Millette Name: John Millette Title: Vice President and Secretary	DWS INVESTMENTS DISTRIBUTORS, INC. By: /s/ Caroline Pearson Name: Caroline Pearson Title: Secretary